UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Joshua N. Korff, Esq.

Elazar Guttman, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 368,836,659

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 368,836,659

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,836,659^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.1%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Asset Management Inc. beneficially owns 300,906,659 Common Units and warrants to purchase 67,930,000 additional Common Units. 2,430,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 478,330,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,930,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Asset Management Inc.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Partners Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 368,836,659

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 368,836,659

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,836,659^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.1%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Partners Limited beneficially owns 300,906,659 Common Units and warrants to purchase 67,930,000 additional Common Units. 2,430,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 478,330,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,930,000 Common Units to be issued upon exercise of the warrants beneficially owned by Partners Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield TK TOLP L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,842,484

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,842,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,842,484^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person PN

^ As of the date of this Amendment, Brookfield TK TOLP L.P. beneficially owns 300,587,484 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield TK TOLP L.P.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Capital Partners (Bermuda) Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,986,452

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,986,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,986,452^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Capital Partners (Bermuda) Ltd. beneficially owns 300,731,452 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Capital Partners (Bermuda) Ltd.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons BCP GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,986,452

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,986,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,986,452^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, BCP GP Limited beneficially owns 300,731,452 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by BCP GP Limited.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Group Holdings LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,986,452

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,986,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,986,452^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person PN

^ As of the date of this Amendment, Brookfield Private Equity Group Holdings LP beneficially owns 300,731,452 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Group Holdings LP.

CUSIP No. Y8565J 10 1

1.	Names of Reporting Persons Brookfield Private Equity Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,986,452

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,986,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,986,452^

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 77.0%*

14.	Type of Reporting Person CO

^ As of the date of this Amendment, Brookfield Private Equity Inc. beneficially owns 300,731,452 Common Units and warrants to purchase 67,255,000 additional Common Units. 1,755,000 of such warrants are exercisable until June 29, 2023. 65,500,000 of such warrants are exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024.

* This calculation is based on 477,655,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 67,255,000 Common Units to be issued upon exercise of the warrants beneficially owned by Brookfield Private Equity Inc.

Item 1.                                 Security and Issuer

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 2017, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 28, 2017, Amendment No. 2 filed with the Securities and Exchange Commission on July 9, 2018 and Amendment No. 3 filed with the Securities and Exchange Commission on May 3, 2019 (the “Original Schedule 13D”), relating to common units (the “Common Units”) representing limited partnership interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer” or the “Partnership”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. As of March 31, 2019, there were 410,400,988 Common Units of the Issuer outstanding. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 2.                                 Identity and Background

Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, as follows:

(a) This Amendment is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)                Partners Limited, a corporation formed under the laws of Ontario, Canada (“Partners Limited”);

(ii)             Brookfield Asset Management Inc., a corporation formed under the laws of Ontario, Canada (“BAM”);

(iii)          Brookfield Private Equity Inc., a corporation formed under the laws of Ontario, Canada (“BPE”);

(iv)         Brookfield Private Equity Group Holdings LP, a Manitoba limited partnership (“BF Holdings”);

(v)            BCP GP Limited, a corporation formed under the laws of Ontario, Canada (“BCP GP”);

(vi)         Brookfield Capital Partners (Bermuda) Ltd., a corporation formed under the laws of Bermuda (“Brookfield Capital Partners”); and

(vii)      Brookfield TK TOLP L.P., a limited partnership formed under the laws of Bermuda (“Brookfield TOLP”).

175,207 of the Common Units and 675,000 warrants to purchase Common Units (“Warrants”) reported herein as being beneficially owned by Partners Limited and BAM are held by investment funds (the “BIM Funds”) that are managed by Brookfield Investment Management Inc. (“BIM”). Since BIM manages such funds, it may be deemed to beneficially own such Common Units and Warrants. Since BIM is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 100% of the Class B Limited Voting Shares of BAM. As a result, Partners Limited may also be deemed to beneficially own such Common Units and Warrants held by the BIM Funds.

300,587,484 Common Units and 67,255,000 Warrants reported herein are directly held by Brookfield TOLP. 143,968 Common Units reported herein are directly held by Brookfield Asset Management Private Institutional Capital Advisors (Private Equity) L.P. (“Brookfield Private Institutional”). Brookfield TOLP and Brookfield Private Institutional are controlled by their general partner, Brookfield Capital Partners. Brookfield Capital Partners is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. As a result, Brookfield Capital Partners, BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Common Units and Warrants directly held by Brookfield TOLP and Brookfield Private Institutional.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the following at the end thereof:

On May 8, 2019, Brookfield TOLP and Brookfield TOGP (together, the “Brookfield Entities”) closed the transactions contemplated by the Securities and Loan Purchase Agreement (the “Purchase Agreement”), dated as of April 29, 2019, with Teekay Corporation (“Teekay Corp”), Teekay Finance Limited (“Teekay Finance”), Teekay Holdings Limited (“Teekay Holdings”) and Teekay Shipping Limited (together with Teekay Corp, Teekay Finance and Teekay Holdings, the “Teekay Entities”), pursuant to which the Brookfield Entities purchased from the Teekay Entities (i) 56,587,484 Common Units of the Partnership; (ii) 49.0% of the outstanding limited liability company interests of Teekay Offshore General Partner (the “GP Interests”); (iii) warrants to purchase an aggregate of 17,255,000 Common Units of the Partnership; and (iv) Teekay Corp’s interests in the credit agreement, dated March 31, 2018, among the Partnership, Brookfield TOLP, as administrative agent, and Brookfield TOLP and Teekay Corp, as lenders, for total consideration of $100.0 million in cash (the “Purchase Price”), which reflects a price per Common Unit and per Warrant of $1.0479 and $0.8114, respectively. The Purchase Price was funded from available liquidity.

In connection with the closing, Brookfield TOGP and Teekay Holdings entered into an amendment to the limited liability company agreement of Teekay Offshore General Partner to (i) reflect the assignment of the GP Interests to Brookfield TOGP and (ii) provide that until the earlier of (x) the date that is 12 months from the date of the closing or (y) the date the Licensing Agreement, dated September 25, 2017, between the Partnership and Teekay Corp is terminated, Teekay Corp shall have the right to elect one director to the board of Teekay Offshore General Partner.

Item 4.                                 Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the information included in Item 3 herein at the end thereof.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 1, as follows:

(a)         As of the date of this Amendment, the aggregate number and percentage of Common Units of the Issuer, including the Warrants on an as-exercised basis, beneficially owned by the BIM Funds is 850,207 Common Units, constituting approximately 0.2% of the 411,075,988 Common Units, comprised of 410,400,988 Common Units outstanding as of March 31, 2019 and 675,000 Common Units to be issued upon exercise of the Warrants beneficially owned by the BIM Funds. Since BIM manages such funds, it may be deemed to beneficially own such Common Units and Warrants. Since BIM is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Units and Warrants. Partners Limited holds 100% of the Class B Limited Voting Shares of BAM. As a result, Partners Limited may also be deemed to beneficially own such Common Units and Warrants.

As of the date of this Amendment, Brookfield TOLP holds 300,587,484 Common Units and 67,255,000 Warrants and Brookfield Private Institutional directly holds 143,968 Common Units. Brookfield Capital Partners is the general partner of Brookfield TOLP and Brookfield Private Institutional. Brookfield Capital Partners is controlled by its sole shareholder, BCP GP. BCP GP is controlled by its sole shareholder, BF Holdings. BF Holdings is controlled by its general partner, BPE. BPE is controlled by its sole shareholder, BAM. As a result, Brookfield Capital Partners, BCP GP, BF Holdings, BPE, BAM and Partners Limited may also be deemed to beneficially own the Common Units and Warrants held by Brookfield TOLP and Brookfield Private Institutional.

In addition, certain of the Reporting Persons beneficially own 100% of Teekay Offshore General Partner. Teekay Offshore General Partner has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The beneficial owners of Teekay Offshore General Partner are the indirect beneficial owners of Teekay Offshore General Partner’s general partner interest in the Issuer and the associated incentive distribution rights.

(b)         Partners Limited and BAM have shared voting power and shared dispositive power over the Common Units and Warrants held by the BIM Funds. Partners Limited, BAM, BPE, BF Holdings, BCP GP, Brookfield Capital Partners and Brookfield TOLP have shared voting power and shared dispositive power over the Common Units and Warrants held by Brookfield TOLP. Partners Limited, BAM, BPE, BF Holdings, BCP GP, Brookfield Capital Partners and Brookfield Private Institutional have shared voting power and shared dispositive power over the Common Units held by Brookfield Private Institutional.

(c)          Other than as described herein, Reporting Persons have not effected any transactions in (i) the Common Units or (ii) warrants for the purchase of Common Units during the past 60 days.

(d)         The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common Units and Warrants reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment, by adding the information included in Item 3 herein at the end thereof.

Item 7.         Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

1.                                      Amendment No. 2, dated as of May 8, 2019, to the Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (filed as Exhibit 1.1 to the Issuer’s Report on Form 6-K, filed with the SEC on May 10, 2019 and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2019

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, BY ITS GENERAL PARTNER, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BCP GP LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Gregory E A Morrison
	Name:	Gregory E A Morrison
	Title:	Director

BROOKFIELD TK TOLP L.P., BY ITS GENERAL PARTNER, BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Gregory E A Morrison
	Name:	Gregory E A Morrison
	Title:	Director